K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com
March 4, 2025
FILED VIA EDGAR
Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:
Accounting Comments on the Form N-CSR and other filings for Neuberger Berman
ETF Trust (File Nos. 333-261613; 811-23761)
- Neuberger Berman China Equity ETF
- Neuberger Berman Commodity Strategy ETF
- Neuberger Berman Core Equity ETF
- Neuberger Berman Disrupters ETF
- Neuberger Berman Energy Transition & Infrastructure ETF (formerly, Neuberger
            Berman Carbon Transition & Infrastructure ETF)
- Neuberger Berman Global Real Estate ETF
- Neuberger Berman Next Generation Connected Consumer ETF
- Neuberger Berman Small-Mid Cap ETF
- Neuberger Berman Option Strategy ETF

Dear Ms. Fettig:
This letter responds to your comments, discussed in our telephone conversation on December 13, 2024 and on February 3, 2025, regarding your review of the Registrant’s Form N-CSR for the period ending August 31, 2024, filed on November 7, 2024 (“Form N-CSR”) and various other filings made with respect to each of the above captioned funds, each of which is managed by Neuberger Berman Investment Advisers LLC (each a “Fund” and collectively, the “Funds”).  Summarized below are the questions and comments from that discussion, along with our responses.

Comment 1: The Staff notes that the Bloomberg Commodity Index is listed as the Neuberger Berman Commodity Strategy ETF broad-based securities market index.  The Staff has communicated its view that a commodity index does not qualify as an appropriate broad-based securities market index.  See ADI 2024-14 - Tailored Shareholder Report Common Issues.

Response: The Fund changed its broad-based securities market index from the Bloomberg Commodity Index to the MSCI All Country World Index.  This change is reflected in the Fund’s annual update to its registration statement on Form N-1A filed on December 13, 2024.

Comment 2: We note that the Funds reflect their performance based on a Fund’s net asset value and market value.  The Staff has communicated its view that the presentation of a Fund’s performance based on market value is not permitted to be included in the shareholder report.  See ADI 2024-14 - Tailored Shareholder Report Common Issues.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
March 4, 2025

Response: The Registrant acknowledges the Staff’s comment and will remove performance based on market value in future filings.
Comment 3: Please confirm that the Material Fund Changes section of the Neuberger Berman China Equity ETF shareholder report complies with Item 27A(g) of Form N-1A.  Specifically, consider whether the current statement that the Fund’s principal investment strategies have changed concisely describes the change.
 Response: The Registrant will consider the Staff’s comment in future filings with material fund changes and will determine whether additional detail is necessary for future disclosures of material fund changes.
Comment 4: Item 5 of Form N-CSR requires the presentation of certain information with respect to audit committees of any listed registrant.  The Funds’ Item 5 reflects that such requirement is not applicable to the Registrant, although the Funds are listed on the NYSE Arca, Inc. Please update this information in future filings.
Response: The Registrant will make the requested change in future filings.  In this regard, the Registrant notes that the N-CSR filed for its funds with a October 31 fiscal year end on January 6, 2025 included the requested change.
Comment 5: The Registrant’s response to Item 10 of Form N-CSR refers to Item 7 of its Form N-CSR.  Consider whether this response is accurate with respect to the Funds that use a unitary fee.
Response:  The Registrant notes that Item 10 of Form N-CSR requires disclosure of the aggregate remuneration paid by the company during the period covered by the report with respect to certain entities.  The Registrant notes that the Funds that use a unitary fee do not themselves pay such remuneration, and as a result, Item 10 is accurate with respect to such Funds.
Comment 6: The Staff notes that the certifications attached to the Form N-CSR are dated October 18, 2024, while the audit opinion is dated October 28, 2024.  Please confirm in correspondence that the certifying officers were comfortable providing such certifications ten days before the date the audit was substantially completed.
Response:  The Registrant notes that while signatures were obtained for the certifications prior to the completion of the audit, the certifying officers did not release such certifications until after the audit was substantially completed.  As a result, the Registrant confirms that the certifying officers were comfortable providing such certifications ten days before the date the audit was substantially completed.
Comment 7: The categorization requirements of Regulation S-X 12-12, footnote 2, require categorization of the schedules of investment by type of investment and the related industry, country, or geographic region of the investment.  We note that Neuberger Berman Commodity Strategy ETF’s schedule of investment is categorized by asset-backed securities, but does not include categories based on the related industry, country, or geographic region of the investments in asset-backed securities.  Please revise in future filings.
Response:  The Registrant will make the requested change in future filings.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
March 4, 2025

Comment 8:  The Staff notes that certain funds, including the Neuberger Berman China Equity ETF, categorize their schedules of investment by industry, while other global funds, including Neuberger Berman Global Real Estate ETF, categorize their schedules of investment by country.  When a Fund categorizes in one manner but has a significant concentration of holdings in certain countries, there should be additional categorization by country.
Response: The Registrant will consider the Staff’s comment in future filings and will determine whether any changes are warranted at that time.
Comment 9: Please explain in correspondence why the Neuberger Berman Commodity Strategy Fund’s audit fee accrual is greater than its audit expense for the fiscal year ended August 31, 2024.
Response: The Registrant notes that this variance is a result of the change in the Fund’s fiscal year end and as a result of its conversion from a mutual fund to an exchange traded fund.  Both of these events resulted in changes to the audit fee, which did not end up being reflected in the audit fee accrual.  However, even though the audit fee accrual did not reflect these changes to the audit fee, the impact to the financial statements was approximately 0.01%, of the net assets of the Fund, which was deemed immaterial by Neuberger Berman Investment Advisers LLC (“NBIA”).

Comment 10: The Neuberger Berman China Equity ETF holds foreign currencies or invests in foreign denominated investments that may be subject to capital controls.  In correspondence, please describe the accounting policy for the translation of foreign currency balances and foreign denominated investments where capital controls are in place citing applicable U.S. GAAP, Regulation S-X or other accounting guidance.  In your response, please describe the risks presented by capital controls and include details of the nature of the capital controls, exchange rate mechanisms, current economic conditions and impacts to the Fund’s future cash flows and results of operations.  Going forward, please enhance disclosure in accordance with GAAP obligations [FASB ASC 275-10-05] to provide readers of the financial statements with information necessary to understand the risks presented by capital controls.

Response: With respect to the applicable accounting policy, the Registrant notes that while China has capital controls relating to direct flows within mainland China, these capital controls are not applicable to any foreign currency balances or foreign denominated investments held by Neuberger Berman China Equity ETF.  That Fund invests in China A-shares through the trading and clearing facilities of a participating exchange located outside of mainland China (i.e., the Stock Connect Programs) with no direct flows within mainland China.
In addition, the Registrant notes that the following risks are included in the registration statement for Neuberger Berman China Equity ETF:
China Investment Risk…. The Chinese economy, industries, and securities and currency markets may be adversely affected by slow economic activity worldwide, protectionist trade policies, dependence on exports and international trade, currency devaluations and other currency exchange rate fluctuations, restrictions on monetary repatriation….  Investing in companies controlled by various Chinese governmental authorities involves risks that political changes, social instability, regulatory uncertainty, adverse diplomatic developments, asset expropriation or nationalization, or confiscatory taxation could adversely affect the performance of such companies.
Currency Risk.…Currency exchange rates may fluctuate significantly over short periods of time and can be affected unpredictably by various factors, including investor perception and changes in interest rates; intervention, or failure to intervene, by U.S. or foreign governments, central banks, or supranational entities; or by currency controls or political developments in the U.S. or abroad.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
March 4, 2025

Foreign and Emerging Market Risk. Foreign securities involve risks in addition to those associated with comparable U.S. securities.  Additional risks include exposure to less developed or less efficient trading markets; social, political, diplomatic, or economic instability; trade barriers and other protectionist trade policies (including those of the U.S.); imposition of economic sanctions against a particular country or countries, organizations, companies, entities and/or individuals; significant government involvement in an economy and/or market structure; fluctuations in foreign currencies or currency redenomination; potential for default on sovereign debt; nationalization or expropriation of assets; settlement, custodial or other operational risks; higher transaction costs; confiscatory withholding or other taxes; and less stringent auditing and accounting, corporate disclosure, governance, and legal standards.…The governments of emerging market countries may be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, intervene in the financial markets, and/or impose burdensome taxes that could adversely affect security prices.  To the extent a foreign security is denominated in U.S. dollars, there is also the risk that a foreign government will not let U.S. dollar-denominated assets leave the country.
The Registrant notes that it will include similar disclosure in future filings to ensure compliance with GAAP obligations [FASB ASC 275-10-05].
Comment 11:  The Notes B – Notes to Financial Statements ETF Trust section includes disclosure surrounding NBIA’s ability to recapture previously waived expenses.  Please note that it is the Staff’s position that any such repayments must be made within three years of the particular day and month that NBIA incurs the expense, such that the repayment must be made within 36 months from the date of the waiver.  If the Funds intend to capture a period of time longer than 36 months, please disclose so explicitly and in correspondence confirm that the Funds have conducted a FAS 5 analysis, have concluded that recoupment is not probable, and have provided such analysis to the Fund’s auditor.

Response: The Registrant confirms that it has conducted the FAS 5 analysis with respect to recoupment and has provided the analysis to the Funds’ independent auditor.  The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet those requirements (i.e., it is neither probable nor estimable).
Comment 12:  In the Notes B – Notes to Financial Statements ETF Trust section, please disclose how often related party expenses are paid and disclose the management fee and administration fee rate paid by the subsidiary for the Neuberger Berman Commodity Strategy ETF.
Response:  The Registrant refers the Staff to the first table of Note B and to footnote (b) of that table, which disclose the management fee paid by the subsidiary for the Neuberger Berman Commodity Strategy ETF.  In addition, the Registrant will make the other requested changes to future filings.

Comment 13: Please disclose any creation or redemption fees that are retained by the Fund and include the accounting policy for such fees in future filings.
Response: The Registrant will make the requested change in future filings.

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
March 4, 2025

Comment 14:  The Staff notes that Neuberger Berman Commodity Strategy ETF checked Item (c)(7)(n)(i) of Form N-CEN indicating that the Fund is a limited derivatives user.  Please confirm whether this is accurate or whether this should be revised in future filings.
Response: The Registrant confirms that Neuberger Berman Commodity Strategy ETF is a full derivatives user and will change this designation in future filings.
Comment 15: The Staff notes that the portfolio turnover rate for Neuberger Berman China Equity ETF fluctuated from 45% to 231%.  Please confirm whether the Fund’s statement of additional information includes an explanation for such fluctuation pursuant to Item 16(e) of Form N-1A.  In particular, consider whether any such disclosure is too general and not specific enough to describe the circumstances that led to the significant change in portfolio turnover rate for the Fund.
Response: The Registrant refers the Staff to the below disclosure, which is included in the Fund’s registration statement on Form N-1A, filed on December 13, 2024.
Portfolio turnover may vary significantly from year to year due to a variety of factors, including fluctuating volume of shareholder purchase and redemption orders, market conditions, investment strategy changes, and/or changes in the Manager’s investment outlook.
In addition, the Registrant will consider the Staff’s comment in the future for Funds with significant variations in portfolio turnover rate and will determine at that time whether this disclosure complies with Item 16(e) of Form N-1A or needs changes to more specifically describe the circumstances that led to the significant variation in portfolio turnover rate.
Comment 16: The Staff notes that Neuberger Berman China Equity ETF currently operates as a non-diversified fund and maintains a fundamental policy that the Fund is a non-diversified fund.  Should the Fund operate as a diversified fund for three consecutive years, the Fund’s status will change to that of a diversified fund by operation of law.  Please confirm that in such scenario, the Fund will seek shareholder approval prior to changing back to operate as a non-diversified fund.
Response: The Registrant confirms that Neuberger Berman China Equity ETF currently operates as a non-diversified fund.  The Registrant further confirms that if Neuberger Berman China Equity ETF operates as a diversified fund for three consecutive years, it will seek shareholder approval prior to changing back to operate as a non-diversified fund.

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Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
March 4, 2025

If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.

Sincerely, /s/ Franklin Na Franklin Na